

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2021

Sytse Sijbrandij
Chief Executive Officer
GitLab Inc.
268 Bush Street #350
San Francisco, CA 94104

      Re: GitLab Inc.
          Amendment No. 1 to Registration Statement on Form S-1
          Filed October 4, 2021
          File No. 333-259602

Dear Mr. Sijbrandij:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 30, 2021 letter.

Amendment No. 1 to Form S-1

Dilution, page 68

1.   We note your response to prior comment 1. Please revise to clarify that your calculation of pro forma net tangible book value also excludes the amount of non-controlling interests.

Consolidated Financial Statements
13. Joint Venture and Spin-off, page F-30

2.   We note your response to prior comment 2. As noted in your response, Rule 5-02(1) of Regulation S-X indicates that restrictions as to withdrawal or usage may include company statements of intention with regard to particular deposits. Based upon your footnote

disclosures on page F-30, it appears that, regardless of any legal restrictions, your intention and agreement with the noncontrolling interest holders is that these cash balances can only be used to settle obligations of JiHu and will not be used to satisfy the broader obligations of Gitlab, Inc. As such, please revise to separately disclose these balances as restricted cash on the face of your balance sheet.

 You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ran Ben-Tzur, Esq.